Exhibit 99.1

Golden Star Resources Reports First Quarter 2019 Results

Record Quarter at Wassa

TORONTO, May 1, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the first quarter ended March 31, 2019.

HIGHLIGHTS:

  Focus on safety reflected in continued improvement with a lost time injury frequency rate ("LTIFR") of 0.07 and a total recordable injury frequency rate ("TRIFR") of 0.85
  Total gold production of 53,284 ounces in the first quarter of 2019, in line with budget and an 8% decrease compared to the first quarter of 2018 (57,616 ounces)
  Cash operating cost per ounce1 of $731 and All-In Sustaining Cost ("AISC") per ounce1 of $976 in the first quarter of 2019, 20% and 17% lower than the same period last year, respectively
  Mining rates at Wassa Underground of approximately 3,600 tonnes per day ("tpd") on average in the first quarter of 2019 represents a 53% increase compared to the first quarter of 2018 and surpasses the 2019 targeted average mining rate of 3,500 tpd
  Gold production from Wassa was 42,910 ounces for the first quarter of 2019, a 21% increase from the 35,506 ounces produced during the same period in 2018
  Prestea produced 10,374 ounces of gold during the quarter, 53% lower than the first quarter of 2018 as a result of the focus on underground production and the lower than planned tonnes and grade
  Mineral Reserve and Mineral Resource update released March 28, 2019; Wassa Underground Reserves increased by 47% and inferred mineral resources increased by 12%2
  Father Brown Resource Statement released February 19, 2019; 93% increase in Inferred Mineral Resources3
  Cash provided by operations before changes in working capital of $14.9 million ($0.14 per share) in the first quarter of 2019 and mine operating margin of $16.6 million
  Consolidated cash balance of $81.9 million at March 31, 2019
  Golden Star remains on track to achieve its consolidated full year ("FY") 2019 guidance
Notes:
1.	See "Non-GAAP Financial Measures".
2.	See press release dated March 28, 2019 entitled, "Golden Star Announces Mineral Reserve and Mineral Resource Update; Wassa Underground Reserve increase 47%".
3.	See press release dated February 21, 2019 entitled, "Golden Star Updates Mineral Resource Statement at Father Brown: 93% Increase in Inferred Mineral Resources".

Andrew Wray, President and Chief Executive Officer of Golden Star, commented:

"I am delighted to take over as President and CEO at what is a pivotal time for the company as demonstrated by this set of results. Our operation at Wassa continues to deliver on its promise, not only with the low cost, record underground production seen during the first quarter but also the recently released reserve and resource update which demonstrated continued growth in the ore body and a significant step up in its reserve base. At the same time, Prestea is not delivering to the targets set for it or to its potential both in terms of tonnes moved as well as the grade delivered and as a result is not generating the returns we expect from it. Our priority is to assess and address the root causes of this so that we can achieve consistent operational performance and returns commensurate with the resources being applied, and improve the overall optionality of the business.

I would also like to thank the entire team at Golden Star for a sincere welcome to the Company and am looking forward to the opportunities that exist to increase shareholder value by growing the Company in a disciplined fashion, increasing cash flow, and continuing on operational improvements.

Underpinning these priorities for the Company will be a continued absolute requirement to carry out our business in a safe and responsible manner that benefits all stakeholders."

First Quarter 2019 Conference Call Details

The Company will conduct a conference call and webcast to discuss these results tomorrow, Thursday May 02, 2019 at 10:00 am ET.

Toll Free (North America): +1 833 231-8263
Toronto Local and International: +1 647 689-4108
Conference ID: 3289245
Webcast: https://event.on24.com/wcc/r/1956473/B39D93F6E551735F39788DCB10539C1B and on the home page of the Company's website: www.gsr.com.

A recording and webcast replay of the call will be available on the Company's website: www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended
		March 31,
OPERATING SUMMARY		2019	2018
Wassa gold sold	oz	42,999	35,853
Prestea gold sold	oz	10,497	22,507
Total gold sold	oz	53,496	58,360
Wassa gold produced	oz	42,910	35,506
Prestea gold produced	oz	10,374	22,110
Total gold produced	oz	53,284	57,616
Average realized gold price[1]	$/oz	1,257	1,258

Cost of sales per ounce – Consolidated[2]	$/oz	947	1,204
Cost of sales per ounce – Wassa[2]	$/oz	724	1,000
Cost of sales per ounce – Prestea[2]	$/oz	1,859	1,562
Cash operating cost per ounce – Consolidated[2]	$/oz	731	909
Cash operating cost per ounce – Wassa[2]	$/oz	552	683
Cash operating cost per ounce – Prestea[2]	$/oz	1,463	1,306
All-In Sustaining cost per ounce – Consolidated[2]	$/oz	976	1,171
All-In Sustaining cost per ounce – Wassa[2]	$/oz	760	956
All-In Sustaining cost per ounce – Prestea[2]	$/oz	1,865	1,547

Notes:
1.	Average realized gold price per ounce for the three months ended March 31, 2018 excludes 2,049 pre- commercial production ounces sold at Prestea Underground in January 2018.
2.	See "Non-GAAP Financial Measures".

		Three Months Ended
		March 31,
FINANCIAL SUMMARY		2019	2018[2]
Gold revenues	$'000	67,257	70,819
Cost of sales excluding depreciation and amortization	$'000	43,804	59,574
Depreciation and amortization	$'000	6,862	8,221
Mine operating margin	$'000	16,591	3,024
General and administrative expense	$'000	4,105	1,109
Loss/(gain) on fair value of financial instruments, net	$'000	3,873	(5,442)
Income tax expense	$'000	7,202	2,891
Net (loss)/income attributable to Golden Star shareholders	$'000	(1,924)	1,015
Adjusted net income/(loss) attributable to Golden Star shareholders[1]	$'000	9,394	(2,123)
(Loss)/income per share attributable to Golden Star shareholders – basic	$/share	(0.02)	0.01
Loss per share attributable to Golden Star shareholders – diluted	$/share	(0.02)	(0.03)
Adjusted income/(loss) per share attributable to Golden Star shareholders – basic[1]	$/share	0.09	(0.03)
Cash used by operations	$'000	(590)	(3,971)
Cash provided by operations before working capital changes[1]	$'000	14,908	810
Cash used by operations per share - basic	$/share	(0.01)	(0.05)
Cash provided by operations before working capital changes per share – basic[1]	$/share	0.14	0.01
Capital expenditures	$'000	13,142	11,582

Notes:
1.	See "Non-GAAP Financial Measures".
2.	Per share data has been re-stated to reflect the share consolidation that was implemented on October 30, 2018.

OPERATIONAL PERFORMANCE

In the first quarter of 2019 Golden Star produced 53,284 ounces of gold.  Gold production from the Wassa Complex ("Wassa") increased by 21% in the first quarter of 2019 to 42,910 ounces compared to the first quarter of 2018. This increase in production was primarily due to a 43% increase in production from Wassa Underground resulting from an increase in mining rates, as total tonnes mined increased compared to the same period in 2018. Approximately 98% of Wassa's production was attributable to Wassa Underground. Consequently, the Wassa complex delivered its lowest cash operating cost per ounce1 of $552.

Gold production from the Prestea Complex ("Prestea") was 10,374 ounces in the first quarter of 2019, which represents a 53% decrease compared to the same period in 2018.  This decrease in production was due primarily to the planned reduction in production from the Prestea Open Pits and a slower than expected ramp up at Prestea Underground, both in terms of ore tonnes mined as well as the grade delivered.

Consolidated cash operating cost per ounce was $731 in the first quarter of 2019, 20% lower than $909 in the same period in 2018. This was due primarily to Wassa achieving a 19% improvement in cash operating cost per ounce1 in the first quarter of 2019 largely as a result of the increase in gold sold during the period. Cash operating cost per ounce1 at Prestea increased 12% due mainly to a decrease in gold sold during the period. This was partially offset by a decrease in mine operating expenses.

The AISC per ounce1 in the first quarter of 2018 was $976, a decrease of 17% compared to the first quarter of 2018. The decrease was mainly attributable to lower consolidated mine operating expenses and operating costs from metals inventory, offset partially by lower gold sales compared to the same period in 2018.

At the end of the first quarter of 2019, Golden Star is on track to achieve its consolidated FY 2019 guidance on all stated metrics.

Notes:
1.	See "Non-GAAP Financial Measures".

Wassa Complex ("Wassa")

		Three Months Ended
		March 31,
		2019	2018
WASSA FINANCIAL RESULTS
Revenue	$'000	53,992	45,352

Mine operating expenses	$'000	23,433	21,226
Severance charges	$'000	225	3,394
Royalties	$'000	2,799	2,366
Operating costs from metals inventory	$'000	323	3,251
Cost of sales excluding depreciation and amortization	$'000	26,780	30,237
Depreciation and amortization	$'000	4,372	5,608
Mine operating margin	$'000	22,840	9,507

Capital expenditures	$'000	11,066	6,606

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	-	54,281
Ore mined - Underground	t	326,747	213,392
Ore mined - Total	t	326,747	267,673
Waste mined Main Pit	t	-	72,538
Waste mined - Underground	t	56,229	73,528
Waste mined -Total	t	56,229	146,066
Ore processed - Stockpiles/Main Pit	t	40,043	215,552
Ore processed - Underground	t	326,747	213,392
Ore processed - Total	t	366,790	428,944
Grade processed - Stockpiles/Main Pit	g/t	0.64	0.90
Grade processed - Underground	g/t	4.31	4.54
Recovery	%	95.6	95.2
Gold produced - Stockpiles/Main Pit	oz	806	5,992
Gold produced - Underground	oz	42,104	29,514
Gold produced - Total	oz	42,910	35,506
Gold sold Stockpiles/Main Pit	oz	895	6,339
Gold sold - Underground	oz	42,104	29,514
Gold sold - Total	oz	42,999	35,853

Cost of sales per ounce[1]	$/oz	724	1,000
Cash operating cost per ounce[1]	$/oz	552	683
All-In Sustaining cost per ounce[1]	$/oz	760	956

Notes:
1.	See "Non-GAAP Financial Measures".

Wassa Operational Overview

Gold production from Wassa was 42,910 ounces for the first quarter of 2019, a 21% increase from the 35,506 ounces produced during the same period in 2018.  This increase in production was due to a 43% increase in production from Wassa Underground resulting from an increase in mining rates, as total tonnes mined and processed increased compared to the same period in 2018.  Wassa Main Pit gold production was suspended on February 1, 2018, as Wassa became an underground-only mining operation.

As expected, the grade of the underground ore in the first quarter of 2019 decreased by 5% to 4.31 grams per tonne ("g/t") of gold ("Au") compared to the first quarter of 2018.  Mining rates at Wassa Underground exceeded expectations, at approximately 3,600 tpd on average in the first quarter of 2019.  This represents a 52% increase compared to the first quarter of 2018 and surpasses the 2019 targeted average mining rate of 3,500 tpd. Underground ore processed increased 53% to 326,747 tonnes in the first quarter of 2019 compared to 213,392 tonnes in the same period of 2018.

Wassa reported a 19% decrease in cash operating cost per ounce1 for the first quarter of 2019 to $552 compared to the first quarter of 2018. This was primarily a result of an increase in gold sold and a decrease in operating costs from metals inventory, offset partially by an increase in mine operating expenses.

Notes:
1.	See "Non-GAAP Financial Measures".

Prestea Complex ("Prestea")

		Three Months Ended
		March 31,
		2019	2018
PRESTEA FINANCIAL RESULTS
Revenue	$'000	13,265	25,467

Mine operating expenses	$'000	16,463	22,920
Severance charges	$'000	69	-
Royalties	$'000	675	1,464
Operating costs (to)/from metals inventory	$'000	(1,103)	3,790
Inventory net realizable value adjustment and write off	$'000	920	1,163
Cost of sales excluding depreciation and amortization	$'000	17,024	29,337
Depreciation and amortization	$'000	2,490	2,613
Mine operating loss	$'000	(6,249)	(6,483)

Capital expenditures	$'000	2,076	4,976

PRESTEA OPERATING RESULTS
Ore mined Open pits	t	44,707	228,707
Ore mined – Underground	t	38,678	32,446
Ore mined – Total	t	83,385	261,153
Waste mined – Open pits	t	34,237	505,997
Waste mined – Underground	t	1,208	2,211
Waste mined – Total	t	35,445	508,208
Ore processed – Main pits	t	95,654	344,692
Ore processed – Underground	t	38,678	32,446
Ore processed – Total	t	134,332	377,138
Grade processed – Open pits	g/t	1.32	1.50
Grade processed – Underground	g/t	6.25	8.22
Recovery	%	87.4	88.6
Gold produced – Open pits	oz	3,030	14,629
Gold produced – Underground	oz	7,344	7,481
Gold produced – Total	oz	10,374	22,110
Gold sold – Open pits	oz	3,153	15,026
Gold sold – Underground	oz	7,344	7,481
Gold sold – Total	oz	10,497	22,507

Cost of sales per ounce[1]	$/oz	1,859	1,562
Cash operating cost per ounce[1]	$/oz	1,463	1,306
All-In Sustaining cost per ounce[1]	$/oz	1,865	1,547

Notes:
1.	See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from Prestea was 10,374 ounces in the first quarter of 2019, a 53% decrease from the 22,110 ounces produced during the same period of 2018. 71% of production was attributable to Prestea Underground and 29% to the Prestea Open Pits.

Prestea Underground produced 7,344 ounces in the first quarter of 2019 compared to 7,481 ounces in the same period in 2018, a reduction of 2%. A number of factors affected performance during the quarter, including lower than planned ore tonnes, unplanned waste zones within the stopes, increased dilution resulting from over break related to hanging wall failure and long hole drilling efficiency issues.  A number of initiatives have been implemented to address these issues and will form part of a broader review of the operation.

The Prestea Open Pits produced 3,030 ounces in the first quarter of 2019, compared to 14,629 ounces in the same period in 2018.  This decrease in production was planned, as the Prestea Open Pits were expected to complete gold production in 2018.  Mining has continued into the first quarter of 2019 with additional ore being sourced from the pits close to Prestea to help mitigate the lower than planned production from Prestea Underground.

Prestea reported a cash operating cost per ounce1 of $1,463 in the first quarter of 2019, which represents a 12% increase compared to the same period in 2018.  The increase in costs per ounce were primarily due to lower gold sales in the period, offset partially by lower mine operating expenses and operating costs from metals inventory.

Notes:
1.	See "Non-GAAP Financial Measures".

EXPLORATION

During the first quarter of 2019, exploration activities at Wassa continued to focus on step out drilling and drilling seeking to convert inferred mineral resources to indicated mineral resources.  At Prestea two underground drill rigs were steadily drilling, one focused on stope definition drilling ahead of mining and the second testing extensions of the West Reef to the north.  Surface drilling of the Father Brown and Adoikrom deposits utilized two drill rigs in the first quarter of 2019, testing both the structures at depth and along projected plunges.

Wassa Underground

At the end of the first quarter of 2019, seven drill rigs were employed at Wassa with the objective of further testing the extensions of the Wassa Underground gold mineralization to the south as well as converting the inferred mineral resources to indicated mineral resources. Twenty holes were completed during the quarter totaling approximately 15,600 metres ("m"). The Company expects to release further drilling results in the second quarter of 2019.

Prestea Underground

Drilling of the West Reef from 24 Level at Prestea Underground utilized two drill rigs in the first quarter of 2019, completing twenty holes for a total of 4,110m.  The drilling focused on in-filling the existing indicated mineral resources ahead of mining and testing inferred mineral resources between the 21 and 24 Levels, north of the existing mining areas.  The 262 drill chamber on 24 Level was completed in the fourth quarter of 2018 and the second contractor drill rig commenced drilling in the middle of January 2019.  Drilling with two underground rigs is scheduled to continue through 2019 and the Company expects to release results in the second quarter of 2019.

Father Brown Satellite Deposit

During the first quarter of 2019, the Company continued its drilling of the Father Brown targets.  Two surface contractor rigs were utilized completing 17 holes totaling approximately 9,000m.  Drilling to date has identified two plunging shoots which the Company plans to further drill test in the second quarter of 2019. The drilling of these targets will be paused during the second quarter of 2019 in order to review the results from a conceptual mine design perspective to determine if the further drilling is warranted.

On February 19, 2019, the Company announced an updated mineral resource estimate at Father Brown, consisting of the Father Brown and Adoikrom Zones.  Inferred mineral resources have increased 93% from 246,000 ounces at year-end 2017, to 474,743 ounces at an average grade of 6.7 g/t of gold.  The updated indicated and inferred mineral resource estimate includes results of 18 holes totaling 8,873m of drilling1. The Company expects to release further drilling results in the second quarter of 2019.

Notes:
1.	See press release entitled, "Golden Star Updates Mineral Resource Statement at Father Brown: 93% Increase in Inferred Mineral Resources".

FINANCIAL PERFORMANCE

Capital Expenditures

Capital expenditures for the first quarter of 2019 totaled $13.1 million compared to $11.6 million in the first quarter of 2018, representing a 13% increase.  Capital expenditures at Wassa during the first quarter of 2019 comprised 84% of total capital expenditures and totaled $11.1 million, which included $5.4 million spent on exploration drilling, $2.1 million on Wassa Underground capitalized development, $1.3 million on mobile equipment, $1.1 million on the construction of a ventilation raise, $0.6 million related to the tailings storage facility and the remainder on other equipment and capital expenditures. Capital expenditures at Prestea during the first quarter of 2019 comprised 16% of the total capital expenditures and totaled $2.1 million, which included $1.6 million on Prestea Underground, $0.2 million on exploration drilling and $0.3 million on other equipment and capital expenditures.

First Quarter 2019 Capital Expenditures Breakdown (in millions)

Item	Sustaining	Development	Total
Wassa Exploration Drilling	-	5.4	5.4
Wassa Main Pit and Processing Plant	0.4	-	0.4
Wassa Tailings Expansion	-	0.6	0.6
Wassa Underground	2.2	1.2	3.4
Wassa Equipment Purchase	0.9	0.3	1.2
Wassa Subtotal	3.5	7.5	11.0
Prestea Exploration Drilling	-	0.2	0.2
Prestea Open Pits and Processing Plant	0.3	-	0.3
Prestea Underground	1.6	-	1.6
Prestea Subtotal	1.9	0.2	2.1
Consolidated	5.4	7.7	13.1

Other Financial Highlights

Gold revenues for the first quarter of 2019 totaled $67.3 million from gold sales of 53,496 ounces, at an average realized gold price of $1,257 per ounce. This represents a 5% decrease in revenues compared to the first quarter of 2018, primarily as a result of a decrease in gold revenue generated from Prestea, partially offset by an increase in gold revenue generated by Wassa. Compared with the same period in 2018, gold revenue generated from Prestea decreased by 48%, resulting from the planned decrease in production from the Prestea Open Pits and the slower than expected ramp up at Prestea Underground. Gold revenue generated from Wassa increased by 19% as a result of increased mining rates at Wassa Underground.

Cost of sales excluding depreciation and amortization in the first quarter of 2019 totaled $43.8 million compared to $59.6 million in the same period in 2018. Cost of sales excluding depreciation and amortization in the first quarter of 2019 decreased 26% compared to the same period in 2018 due mainly to a $7.8 million decrease in operating costs to metals inventory expense, as both Prestea and Wassa drew down less on ore stockpiles during the period.  Mine operating expenses decreased $4.3 million mainly due to reduced production from the Prestea Open Pits, offset partially by increased mining rates at Wassa Underground. In addition, severance expense decreased $3.1 million, as suspension of the Wassa surface mining operation was completed in early 2018.  Royalty expense decreased $0.4 million due to lower gold sales in the period at Prestea, offset partially by higher gold sales at Wassa, and inventory net realizable value adjustments and write-offs at Prestea decreased $0.2 million.

Depreciation and amortization expenses for the first quarter of 2019 totaled $6.9 million, a 16% decrease compared to the first quarter of 2018 due mainly to a decrease in depreciation at Wassa, related to an increase in total recoverable gold ounces over the life of mine of Wassa Underground.

Golden Star reported a mine operating margin of $16.6 million in the first quarter of 2019, compared to $3.0 million in the first quarter of 2018. This increase was related to an increase in gold sold from Wassa Underground.

General and administrative expense totaled $4.1 million in the first quarter of 2019, compared to $1.1 million in the same period in 2018. The increase in general and administrative expense for the first quarter of 2019 was due primarily to a $3.6 million increase in share-based compensation expense compared to the same period in 2018. General and administrative expense, excluding share-based compensation, totaled $3.2 million compared to $3.7 million in the same period in 2018. The decrease relates primarily to a decrease in salaries and benefits.

The Company recorded a loss of $3.9 million on fair value of financial instruments in the first quarter of 2019 compared to a $5.4 million gain in the same period in 2018. The $3.9 million fair value loss in the first quarter of 2019 relates to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures.

Net loss attributable to Golden Star shareholders for the first quarter of 2019 totaled $1.9 million or $0.02 loss per share (basic), compared to a net income of $1.0 million or $0.01 income per share (basic) in the same period in 2018. The decrease in net income and income per share attributable to Golden Star shareholders in the first quarter of 2019 was mainly due to an increase of $9.3 million in the loss on fair value of financial instruments, a $4.3 million increase in income tax expense, a $3.0 million increase in general and administrative expenses, a $0.3 million decrease in other income and a $0.1 million increase in exploration expense, partially offset by a $13.6 million increase in mine operating margin and  a $1.2 million decrease in finance expense.

Income tax expense was $7.2 million in the first quarter of 2019 compared to $2.9 million for the same period in 2018.  The increase in income tax expense compared to prior year relates primarily to the increase in mine operating margin at Wassa.

Cash provided by operations before working capital changes1 was $14.9 million for the first quarter of 2019, compared to $0.8 million of cash provided by operations before working capital changes in the same period in 2018. The increase in cash provided by operations before working capital changes was due primarily to an increase in mine operating margin at Wassa, a decrease in consolidated general and administrative expense (excluding share based compensation) and reclamation payments.

The Company held $81.9 million at March 31, 2019. Working capital used $15.5 million during the first quarter of 2019, compared to $4.8 million in the same period in 2018.  The working capital changes included a $10.0 million decrease in accounts payable and accrued liabilities, a $3.5 million increase in inventory, and a $2.0 million increase in accounts receivable, offset by a $0.1 million decrease in prepaids and other.  Accounts payable and accrued liabilities reduced from $78.5 million at December 31, 2018 to $71.7 million at March 31, 2019.  The decrease in accounts payable included $5.3 million in severance payments at Prestea.

Notes
1.	See "Non-GAAP Financial Measures".

Outlook

Golden Star remains on track to achieve its guidance on all stated metrics for FY 2019.  This includes consolidated full year production of 220,000 - 240,000 ounces of gold at a cash operating cost per ounce1 of between $620 and $680, an AISC per ounce1 of between $875 and $955 and capital expenditures of $61.7 million, which includes $13.4 million for exploration.

Notes:
1.	See "Non-GAAP Financial Measures".

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 220,000–240,000 ounces at a cash operating cost per ounce1 of $620–$680. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (Stated in thousands of U.S. dollars except shares and per share data) (unaudited)

	Three Months Ended
	March 31,
	2019	2018

Revenue	$67,257	$70,819
Cost of sales excluding depreciation and amortization	43,804	59,574
Depreciation and amortization	6,862	8,221
Mine operating margin	16,591	3,024

Other expenses/(income)
Exploration expense	844	706
General and administrative	4,105	1,109
Finance expense, net	3,547	4,783
Other income	(321)	(628)
Loss/(gain) on fair value of financial instruments, net	3,873	(5,442)
Income before tax	4,543	2,496
Income tax expense	7,202	2,891
Net loss and comprehensive loss	$(2,659)	$(395)
Net loss attributable to non-controlling interest	(735)	(1,410)
Net (loss)/income attributable to Golden Star shareholders	$(1,924)	$1,015

Net (loss)/income per share attributable to Golden Star shareholders
Basic	$(0.02)	$0.01
Diluted	$(0.02)	$(0.03)
Weighted average shares outstanding-basic (millions)	108.8	76.2
Weighted average shares outstanding-diluted (millions)	108.8	87.6

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Stated in thousands of U.S. dollars) (unaudited)

	As of
	March 31,	December 31
	2019	2018

ASSETS
CURRENT ASSETS
Cash and cash equivalents	81,868	96,507
Accounts receivable	5,257	3,213
Inventories	37,808	35,196
Prepaids and other	5,404	5,291
Total Current Assets	130,337	140,207
RESTRICTED CASH	6,545	6,545
MINING INTERESTS	277,198	270,640
DEFFERED TAX ASSETS	-	595
Total Assets	$414,080	$417,987

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$71,719	$78,484
Current portion of rehabilitation provisions	8,885	7,665
Current portion of deferred revenue	14,506	14,316
Current portion of long term debt	27,858	27,482
Other liability	6,410	6,410
Total Current Liabilities	129,378	134,357
REHABILITATION PROVISIONS	56,262	58,560
DEFERRED REVENUE	103,048	105,632
LONG TERM DEBT	71,347	73,224
DERIVATIVE LIABILITY	8,050	4,177
DEFFERED TAX LIABILITY	5,681	-
Total Liabilities	373,766	375,950

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized	908,065	908,035
CONTRIBUTED SURPLUS	38,226	37,258
DEFICIT	(833,269)	(831,283)
Shareholders' equity attributable to Golden Star shareholders	113,022	114,010
NON-CONTROLLING INTEREST	(72,708)	(71,973)
Total Equity	40,314	42,037
Total Liabilities and Shareholders' Equity	$414,080	$417,987

GOLDEN STAR RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in thousands of U.S. dollars) (unaudited)

	Three Months Ended
	March 31,
	2019	2018
OPERATING ACTIVITIES:
Net loss	$(2,659)	$(395)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization	6,995	8,228
Share-based compensation	946	(2,638)
Income tax expense	7,202	2,891
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	3,873	(5,442)
Recognition of deferred revenue	(3,547)	(3,239)
Reclamation expenditures	(689)	(1,343)
Other	2,787	2,748
Changes in working capital	(15,498)	(4,781)
Net cash used in operating activities	(590)	(3,971)
INVESTING ACTIVITIES:
Additions to mining properties	(288)	(309)
Additions to plant and equipment	-	(245)
Additions to construction in progress	(12,854)	(11,028)
Change in accounts payable and deposits on mine equipment and material	1,854	(71)
Net cash used in investing activities	(11,288)	(11,653)
FINANCING ACTIVITIES:
Principal payments on debt	(2,779)	(939)
Proceeds from debt agreements	-	15,000
Exercise of options	18	-
Net cash (used in)/provided by financing activities	(2,761)	14,061
Decrease in cash and cash equivalents	(14,639)	(1,563)
Cash and cash equivalents, beginning of period	96,507	27,787
Cash and cash equivalents, end of period	$81,868	$26,224

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: the completion of production from the Prestea Open Pits in 2018; the release of further drilling results in the second quarter of 2019; drill testing of Father Brown in the second quarter of 2019; the pausing of drilling during the second quarter of 2019 and the review of the results from a conceptual mine design perspective to determine if the further drilling is warranted; drilling at Prestea Underground with two underground rigs will through 2019; 2019 production guidance, cash operating cost per ounce guidance, AISC guidance and capital expenditure guidance, as well as the ability of the Company to achieve such guidance. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2018 and in our annual information form for the year ended December 31, 2018 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this MD&A, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net (loss)/income attributable to Golden Star shareholders", "adjusted (loss)/income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic".

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cost of sales per ounce" is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs"  commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. For mine site all-in sustaining costs, corporate general and administrative costs (excluding share-based compensation expenses) are allocated based on gold sold by each operation. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

"Adjusted net (loss)/income attributable to Golden Star shareholders" is calculated by adjusting net (loss)/income attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, loss on conversion of 7% Convertible Debentures, severance charges, gain on reduction of asset retirement obligations, and income tax recovery on previously unrecognized deferred tax assets. "Adjusted (loss)/income per share attributable to Golden Star shareholders" for the period is "Adjusted net (loss)/income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2019, which are available at www.sedar.com.

Technical Information

The Mineral Reserve and Mineral Resource estimates have been compiled by the Company's technical personnel in accordance with definitions and guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum and as required by Canada's National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Mineral Reserve estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained. Mining dilution and mining recovery vary by deposit and have been applied in estimating the Mineral Reserves.

The Mineral Resource technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to NI 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. The Mineral Reserve technical contents of this press release have been reviewed and approved by and were prepared under the supervision of Dr. Martin Raffield, Senior Vice President, Project Development and Technical Services for the Company. Dr. Raffield is a "Qualified Person" as defined by NI 43-101.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on a Feasibility Study of the Wassa Open Pit Mine and Underground Project in Ghana" effective date December 31, 2014; and (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

This press release uses the terms "Measured Mineral Resources" and "Indicated Mineral Resources". The Company advises US investors that while these terms are recognized and required by NI 43-101, the US Securities and Exchange Commission ("SEC") does not recognize them. Also, disclosure of contained ounces is permitted under Canadian regulations; however the SEC generally requires Mineral Resource information to be reported as in-place tonnage and grade. US Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.

View original content:http://www.prnewswire.com/news-releases/golden-star-resources-reports-first-quarter-2019-results-300842282.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2019/01/c3604.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583-3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 18:00e 01-MAY-19